Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio of earnings to fixed charges)

	For the Year Ended December 31,
	2016	2015	2014	2013	2012
Fixed charges:
Interest expense	$82	$191	$314	$349	$453
Amortization of debt issue expense	2	2	4	3	13
Estimated interest within rental expense	9	8	7	7	7
Total fixed charges	$93	$201	$325	$359	$473

Earnings:
Income (loss) before income taxes less equity in income (loss) of investments	$843	$84	$449	$191	$(132)
Fixed charges	93	201	325	359	473
Earnings	$936	$285	$774	$550	$341
Ratio of earnings to fixed charges	10.06	1.42	2.39	1.53	0.72
Ratio of earnings to fixed charges and preferred dividends (a)	10.06	1.42	2.39	1.53	0.72
Excess (deficiency) of earnings to fixed charges	$843	$84	$449	$191	$(132)
The ratio of earnings to fixed charges is computed by dividing fixed charges into income (loss) before income taxes less equity in the income (loss) of investments plus fixed charges. Fixed charges include, as applicable, interest expense, amortization of debt issuance costs, and the estimated interest component of rent expense (calculated as one-third of net rent expense).

(a)
On August 25, 2016, we issued 400,000 shares of our Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share, liquidation preference $1,000 per share (the "Series A Preferred Stock") in a public offering registered under the Securities Act. On or prior to December 31, 2016, we had not paid dividends on any shares of preferred stock, including the Series A Preferred Stock. Prior to the issuance of the Series A Preferred Stock, we had no shares of preferred stock outstanding.